FEDERAL INSURANCE COMPANY
Endorsement No.:	8
Bond Number:	82210849
NAME OF ASSURED: ISHARES COMPLEX

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on June 21, 2011.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2011

B-2 Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	9
Bond Number:	82210849
NAME OF ASSURED: ISHARES COMPLEX

AMEND NAME OF ASSURED ENDORSEMENT
It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:
iShares Trust
iShares, Inc.
iShares U.S. ETF Company, Inc. (f/k/a iShares MSCI Emerging Markets Small Cap Index Fund, Inc.)
iShares MSCI Russia Capped Index Fund, Inc.
iShares U.S. ETF Trust
Investment Company shall mean also any investment company registered under the Investment
Company Act of 1940 sponsored by iShares Complex Board and under the management of the iShares
Complex Board as of the effective date of this bond.

This Endorsement applies to loss discovered after 12:01 a.m. on June 21, 2011.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2011

ICAP Bond
Form 17-02-6272 (Ed. 8-04) Page 1

iShares Trust (the “Trust”), iShares, Inc. (the “Company”)
iShares MSCI Russia Capped Index Fund, Inc. (“Russia, Inc.”), iShares U.S. ETF Company, Inc, (“U.S. ETF Company”) and iShares U.S. ETF Trust ("U.S. ETF Trust"), together (the “Companies”).

SECRETARY’S CERTIFICATE

I, Brian F. Link, Assistant Secretary of the Trust, the Company, Russia, Inc., U.S. ETF Company and U.S. ETF Trust hereby certify that the following resolutions were adopted by the Board of Trustees of iShares U.S. ETF Trust and the Board of U.S. ETF Company (including those who are not “interested persons” of the U.S. ETF Trust and U.S. ETF Company as defined in the 1940 Act) at meetings duly called and held on June 22-23, 2011 and September 14-15, 2011 at which quorums were present and acting throughout, and that such resolutions have not been rescinded or modified as of the date set forth below:

(June 22-23, 2011)

RESOLVED, that iShares U.S. ETF Trust shall be included under the joint fidelity bond written by Vigilant Insurance Company (Chubb) with coverage in the aggregate amount of $10,000,000 (the “Bond”) for the policy term of November 1, 2010 through November 1, 2011 (as such term may be amended), each covering officers and employees of iShares U.S. ETF Trust in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, as most recently approved by the Trust, Company, Russia, Inc. and iShares MSCI Emerging Markets Small Cap Index Fund, Inc. (now known as U.S. ETF Company) Boards pursuant to Rule 17g-1; and

FURTHER RESOLVED, that the proper officers of iShares U.S. ETF Trust be, and they hereby are, authorized, directed and empowered to execute and deliver any documents and take any and all actions deemed necessary and appropriate to carry out the purpose and intent of the foregoing resolution; and

FURTHER RESOLVED, that the Joint Insureds Agreement with respect to the Bond, in the form presented at these meetings, be, and it hereby is, approved by the Board, including by all the Independent Trustees.

(September 14-15, 2011)

RESOLVED, that the charter of iShares MSCI Emerging Markets Small Cap Index Fund, Inc., a Maryland corporation (“the Corporation”) be amended and restated as provided in the form of Articles of Amendment and Restatement presented at this meeting (the “Amended Articles”), and such amendment and restatement be, and hereby is, approved; and

FURTHER RESOLVED, that the proper officers of the Corporation be, and each of them hereby is, authorized to execute and file the Amended Articles with the State Department of Assessments and Taxation of Maryland (the “SDAT”) and to prepare, execute, deliver and file, as applicable, any other documents and take any other actions as may be necessary or appropriate in connection with the acceptance for record of the Amended Articles by the SDAT, and that execution of any such document or taking of any such action by the officers of the Corporation, or any of them, will conclusively establish the authority of such officer with respect thereto; and

FURTHER RESOLVED, that the bylaws of the Corporation, as amended in the form presented at this meeting, be, and they hereby are, approved and adopted as the bylaws of the Corporation; and

FURTHER RESOLVED, that the Corporation be, and it hereby is, authorized to execute and file such registration statements, and amendments to registration statements, including exhibits thereto, and such forms, documents, certifications, notices, papers and other materials with the Securities and Exchange Commission as the officers of the Corporation consider necessary or appropriate to effect the above resolutions; and

FURTHER RESOLVED, that the issuance and sale of shares of iShares Systematic Enhanced Emerging Markets Fund (the "Fund") and, if redeemed pursuant to the provisions of the charter of the Corporation, the re-issuance and resale of such shares of the Fund thereafter, in a continuous public offering, all at net asset value per share in accordance with the terms described in the Corporation’s Registration Statement on Form N-1A, be, and hereby are, authorized and approved; provided, however, that the number of issued and outstanding shares of the Fund shall never exceed the number of shares of the Fund that the U.S. ETF Company, Inc. then has authority to issue under its charter; and

FURTHER RESOLVED, that all actions previously taken by any director, officer, employee or agent of the Corporation in connection with or related to the matters set forth in or reasonably contemplated or implied by the foregoing resolutions be, and each of them hereby is, adopted, ratified, confirmed and approved in all respects as the acts and deeds of the Corporation; and

FURTHER RESOLVED, that in connection with the transactions contemplated by the preceding resolutions, the Secretary and any Assistant Secretary of the Corporation be, and each of them individually hereby is, authorized in the name and on behalf of the Corporation, to certify any more formal or detailed resolutions as such officer may deem necessary, appropriate or desirable to effectuate the intent of the foregoing resolutions; and that thereupon such resolutions shall be deemed adopted as and for the resolutions of the Board as if set forth at length herein.

IN WITNESS WHEREOF, I hereunto sign my name this 24th day of October 2011.

                          /s/ Brian F. Link
                          Brian F. Link
                          Assistant Secretary